INVEST IN **GIGENGYN**

GigEngyn is an event management & sales CRM for cannabis and alcohol industry

End-to-End Event Management Software & CRM
for Streamlined Experiential Marketing
GigEngyn
Data-Driven Field Solutions
Your Weekly Summary
Gigs at a Glance
Welcome back, Agency!

LEAD INVESTOR

Jamie Corum

As a technology professional I am constantly looking for solutions that take me from end to end. More often I find that offered products cover only part of the business need leaving me searching for more solutions to layer. GigEngyn breaks that cycle. One solution. One platform. Live data. Cloud accessible. Secure. I chose to invest and support GigEngyn as this is a complete solution. GigEngyn gives you tools and visibility into your data. The API integrations make the platform scalable. The brilliance in the design allows for growth and change without impacting the business processes. Brilliant!

Invested $2,500 this round

gigengyn.com Northampton MA

Technology | Alcohol | Software | Female Founder | B2B

Highlights

1. GigEngyn is the only end-to-end solution that includes a CRM, EMS, and Onboarding in this industry.
2. GigEngyn is the only native app in this space which allows data to be tracked and reported live.
3. GigEngyn is the only app that has built in API's with POS and Inventory systems.
4. GigEngyn is the only app that allows instant payments to be sent from the app.
5. GigEngyn is the only app that has built in invoicing and API's with accounting software providers.

5. GigEngyn is the only app that has built in invoicing and API's with accounting software providers.

Our Team

Amber McFee Founder + CEO

For over a decade I have helped numerous startups get off the ground with my operations and finance expertise. I helped one startup raise $3M after one investor meeting.

I founded GigEngyn because, throughout my time in this industry, I've needed an end-to-end solution. I finally decided to purchase the event management software I helped develop. I will now use it as a foundation to build

the solution I wish I had over a decade ago!



Mason Ice Co-Founder + COO



Anila Joy CTO



Richard Jensrud CFO



Dana Dolham VP of Product Development

Pitch


GigEngyn
Data-Driven Field Solutions
Event Management and Field Sales CRM

GigEngyn

What is GigEngyn?

GigEngyn is an **event management software and field sales CRM** designed to assist suppliers and experiential marketing agencies by collecting and tracking sales and marketing data in real time.

GigEngyn is the **first end-to-end software** that includes a built-in sales CRM, EMS, Onboarding platform, Reporting, and Back Office Operations tools all from a **native mobile app.**

What is
Experiential
Marketing?

Experiential Marketing allows the consumer to experience a product **with their senses.**

Experiential Marketing campaigns come in many forms:

- ✓ **In-person and in-store events** (most common)
- ✓ **Installations**
- ✓ **Product rollouts**
- ✓ **Trade shows**



The Problem



01

There **isn't a full-service, end-to-end data collection and tracking solution** built specifically for experiential marketing and field sales teams in the alcohol and cannabis industries.



02

There's **no other native mobile app solution** for real time data tracking and reporting for alcohol and cannabis suppliers and the experiential marketing agencies that promote their brands.



03

There **isn't an existing all-in-one operations tool** for recruiting, onboarding, payments, invoicing and prepaid card options for experiential marketing agencies and suppliers.

The Solution



01

GigEngyn is a **full end-to-end solution** providing management, insights, and full integration of supplier field teams, agencies, and brand ambassadors — all in one system!



02

GigEngyn provides **real-time accurate data collection** that is time, date, and GPS stamped, eliminating the need for spot checks or multiple software solutions and integrations.



03

GigEngyn has **centralized recruiting, training, onboarding, invoicing, payment and prepaid card tools** built in, eliminating the need for multiple software solutions.

Core Features



01

Manage entire team at local, regional, and national levels with built-in CRM. With standardized data input making all output data uniform, allowing KPIs to be measured and analyzed in real-time.



02

Real-time data tracking and collection on all users and event activities. All activity is time, date, and GPS stamped to ensure accuracy and full transparency.



03

Centralized recruiting, training, onboarding, invoicing, payment processing, and prepaid card tools built in. Eliminating the need for multiple software solutions or integrations.



04

UPC-specific products are managed centrally providing sales, replenishment, event ROI data and tracking of KPIs.



05

With a few clicks, customizations can be made based on emerging markets or trends. Industry-specific skin can easily be added.

Business Model
Top-Down Revenue Model
(Supplier Initiates)

Supplier pays for GigEngyn and requires all agencies to submit through the platform. Agency 3 decides to upgrade to a paid plan and run their entire business on GigEngyn. (Double Dip Revenue)

Supplier Pro
$1500 per month up to 35 users
$2.50 per gig

Supplier Basic
No user fees
No gig fees

Agency Pro
$550 per month up to 15 users
$2.00 per gig

Agency Basic
No user fees
No gig fees



Agency 3 Initiates bottom-up model

Agency 1: FREE
(Supplier: $2.50 per gig)

Agency 2: FREE
(Supplier: $2.50 per gig)

Agency 3: $2.00 per gig
(Supplier: $2.50 per gig)

Business Model
Bottom-Up Revenue Model
(Agency Initiates)

Local Agency switches to GigEngyn and invites their client list onto the platform for free. Supplier 1 enjoys the platform, upgrades to GigEngyn Pro, and forces all their agencies onto GigEngyn's Free version. Now the 3 agencies their division works with will submit data and recaps through GigEngyn.

Supplier Pro
$1500 per month up to 35 users
$2.50 per gig

Supplier Basic
No user fees
No gig fees

Agency Pro
$550 per month up to 15 users
$2.00 per gig

Agency Basic
No user fees
No gig fees



Supplier 1 initiates top-down again

Supplier 1: $2.50 per gig
(Agency: $2.00 per gig)

Supplier 2: FREE
(Agency: $2.00 per gig)

Supplier 3: FREE
(Agency: $2.00 per gig)

Agencies 1-3: FREE
(Supplier: $2.50 per gig)

Local Agency

This network effect continues to trigger Top-Down and Bottom-Up throughout the industry.

Supplier Pricing Plans

	Basic	Pro	Enterprise
Monthly Pricing 10% Discount with 1-Year Commitment!	**$45 per user** Up to 12 users	**$1500 per month** Up to 35 users	**Custom Pricing** Unlimited Users
Gig Fees	Not Included	**$2.50 per gig** Up to 1,500 Gigs	**Custom Pricing** Unlimited Gigs
Implementation Fee	**$150** One-Time Fee	**$300** One-Time Fee	**$500** One-Time Fee
Agency Partners	Not Included	Unlimited	Unlimited
Customizations	Let's Chat	Let's Chat	Let's Chat
	START NOW	**START NOW**	**START NOW**

Agency Pricing Plans

	Basic	Pro	Enterprise
Monthly Pricing 10% Discount with 1-Year Commitment!	**$50 per user** Up to 10 users	**$550 per month** Up to 15 users	**Custom Pricing** Unlimited Users
Gig Fees	$2.50 per gig	**$2.00 per gig** Up to 5,000 Gigs	**Custom Pricing** Unlimited Gigs
Implementation Fee	**$150** One-Time Fee	**$300** One-Time Fee	**$500** One-Time Fee
Supplier Partners	Not Included	Unlimited	Unlimited

Supplier Partners	1000 Included	Unlimited	Unlimited
Customizations	Let's Chat	Let's Chat	Let's Chat
	START NOW	START NOW	START NOW

GigEngyn

Supplier Features

Basic INCLUDES:	Pro EVERYTHING IN BASIC PLUS:		Enterprise EVERYTHING IN PRO PLUS:
Field Team CRM	**Event Management Software**	**Onboarding Platform**	**Full Customizations**
✓ Native App for iOS and Android	✓ Custom Dashboards	✓ Electronic W4, W9, and I9	✓ Distributor Reporting Integrations
✓ Full Google Maps integration	✓ Bulk Event Uploads	✓ Customizable Employee and Independent Contractor Agreement Templates	✓ Vendor POS System Integrations
✓ Geo-Fencing	✓ Fully Customizable Recaps by Brand and Job Type	✓ Direct Deposit Authorization	✓ Salesforce CRM Integrations
✓ Calendar-Based Planning with Gmail Integration	✓ Map Directions Between Gig and Talent Location	✓ Credit Card Agreement Template	✓ Customized Reports
✓ Real-time Activity Tracker	✓ 48-hour and 4-hour Check-Out	✓ Drivers License Upload with Expiration Alerts	✓ Customized Data Tracking
✓ Photo Gallery	✓ Selfie Check-In and Check-Out	✓ Handlers License Upload with Expiration Alerts	✓ Auto-Generated Reporting
✓ KPI Management and Tracking	✓ Date, Time, and GPS Stamped Photos		
✓ Goal Tracking	✓ Live Streaming Event Data		
✓ Training Management Module	✓ Event Views: Map, Calendar, and List		
✓ In-App Gig/Event Requests	✓ Budget and ROI Tracker		
✓ In-App Communication	✓ Reporting: Budgets, ROI, and KPI		
	✓ In-App Talent Payroll Option with GigPay		
	✓ In-App Invoicing Option		
	✓ Accounting Software Integration		
	✓ Credit Card Integration Option		
	✓ POS and Inventory Management		
	✓ Integrated POS Shipping with ShipStation		

GigEngyn

Agency Features

Basic INCLUDES:		Pro EVERYTHING IN BASIC PLUS:	Enterprise EVERYTHING IN PRO+
Event Management Software	**Onboarding Platform**	**Full Integration Options**	**Full Customizations**
✓ Native App for iOS and Android	✓ Electronic W4, W9, and I9	✓ Talent Payment Integration with GigPay Option	✓ Distributor Reporting Integrations
✓ Custom Dashboards	✓ Customizable Employee and Independent Contractor Agreement Templates	✓ Accounting Software Integration	✓ Vendor POS System Integrations
✓ Bulk Event Uploads	✓ Direct Deposit Authorization	✓ Credit Card Integration	✓ Salesforce CRM Integrations
✓ Fully Customizable Recaps by Brand and Job Type	✓ Credit Card Agreement Template	✓ POS Shipping Integration with ShipStation	✓ Customized Reports
✓ Map Directions Between Gig and Talent Location	✓ Drivers License Upload with Expiration Alerts	✓ Job Board Integration	✓ Customized Data Tracking
✓ 48-hour and 4-hour Check-Ins	✓ Handlers License Upload with Expiration Alerts	✓ Google Maps Integration with Geo-Fencing	✓ Auto-Generated Reporting
✓ Selfie Check-In and Check-Out			
✓ Date, Time, and GPS Stamped Photos		**Advanced Reporting**	
✓ Live Streaming Event Data		✓ Auto Generated Recap Reports by Client	
✓ Event Views: Map, Calendar, and List		✓ Advanced Budget and ROI Reports	
✓ Budget and ROI Tracker			
✓ Talent Payroll Reports PDF or Excel downloads		**Training Management Module**	
✓ Invoicing Reports PDF or Excel downloads		✓ Brand Training Materials, such as videos and one-sheeters, built within each brand event	
✓ POS and Inventory Management		✓ Testing Center to Verify Material was Reviewed and Understood	
		✓ Agency Training for non-Brand Related Training	

GigEngyn

Traction



248%
Revenue Growth Rate

23M
Gross Revenue by 2027

Forward looking projections cannot be guaranteed.

GigEngyn



01 **Utilizing our industry network** of contacts to acquire customers for which we have existing relationships. Attending networking events such as trade shows and conventions. Initial target will be experiential marketing agencies.

Go to Market

02 **Chief Growth Officer to implement** an outside sales strategy using cold calling, outsourced lead



Strategy

generation tools and sales support staff. Expand sales focus to suppliers and large national experiential marketing agencies.

03 **Chief Marketing Officer to implement** a marketing strategy to include content marketing, digital marketing via SEO, Google AdWords, LinkedIn ads, and paid social media ads. Leverage SaaS review sites. Create a strategic partnership with a payment solution provider, POS solution provider, etc. to develop a co-marketing strategy. Offer a free 14-day trial and incentives for referrals.

Market Size
Event Management Software (EMS)

Global EMS market in 2021 was 7.66 billion with an expected growth to a CAGR of 14.9%, to reach 14.1 billion by 2026.



https://www.marketsandmarkets.com/Market-Reports/event-management-software-market-136859992.html?

Market Size
Adult Beverage

U.S. alcohol beverage market in 2021 was 250 billion with an expected growth of 7.45% CAGR, to reach 352 billion by 2025.



https://www.statista.com/outlook/cmo/alcoholic-drinks/united-states#revenue

---

Market Size
US Legal Adult Use Cannabis Industry

Total adult use sales of cannabis across legal state markets crossed the $26 billion threshold for calendar year 2021. With new legal markets expected to activate in the next two years, total legal sales are projected to grow at a CAGR of 11%, to reach $58 billion by 2027.



https://info.newfrontierdata.com/us-cannabis-2022

Target Audience



Competitive Landscape
Alcohol & Cannabis Experiential Marketing

Features	GigEngyn	Pinata	MainEvent	Benchmark
Native Mobile App	✓			
Full Field Team CRM	✓	✓		✓
Full Onboarding Platform	✓			
POS/Inventory Tracking	✓			
Fully integrated payments, invoicing and credit card solution	✓			

Unique Advantages

   

01 GigEngyn's native mobile app is capable of collecting data even while offline, providing the **most accurate and up to date information in real time.**

02 GigEngyn's all-in-one software provides one easy solution which **reduces time, increases efficiency and provides consistent reporting across all markets and brands.**

03 GigEngyn is the only software with a built-in onboarding platform, which is **essential for agencies or suppliers who utilize independent contractors.**

04 Our team has firsthand experience, insight, and knowledge. **We understand the wants and needs of field teams, event teams, agencies, and suppliers!**

Our Leadership Team



Amber McFee
FOUNDER / CEO



Mason Ice
CO-FOUNDER / COO



John Whitmore
ADVISOR

Financials

	2022	2023	2024	2025	2026	2027
SG&A	99,087.00	217,239.00	681,411.00	1,048,271.00	2,154,096.00	3,737,986.00
R&D	264,818.00	480,370.00	683,650.00	831,490.00	999,790.00	1,025,145.00
Revenue	57,059.00	460,836.00	2,105,775.00	6,828,580.00	13,735,970.00	22,814,000.00
Gross Profit	-207,759.00	-19,534.00	1,422,125.00	5,997,090.00	12,736,180.00	21,788,885.00
Net Profit	-306,846.00	-236,773.00	740,714.00	4,948,819.00	10,582,084.00	18,050,899.00
Cash Flow	-227,001.00	-463,774.00	276,940.00	5,225,758.00	15,807,842.00	33,858,759.00

Forward looking projections cannot be guaranteed.

GigEngyn

Fundraising

Raising $500k pre-seed round
with a valuation cap of $2.5 million with
a 20% discount on a Post-Money SAFE with an early
bird discount of 40% for first $75k

USE OF FUNDS

■ COGS ■ Operations ■ Product Development ■ Sales & Marketing



77%

11%

2%

9%

Milestones (2022–2023):

✔ MVP version 1.0 launch by May 2022

✔ Begin development of version 2.0 after MVP
  - Phase 1: Complete EMS (Target: Aug 2022)
  - Phase 2: Complete CRM (Target: Nov 2022)
  - Phase 3: Complete APIs for payments, accounting, POS, and inventory (Target: Dec 2023)

✔ Launch version 2.0 January 2023

GigEngyn
Data-Driven Field Solutions

Thank you!
Now, let's go **gig it.**